UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2005

Commission File Number 1-14522

Open Joint Stock Company

“Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY
”VIMPEL-COMMUNICATIONS”

(Registrant)

Date:	November 23, 2005	By:	/s/ Alexander V. Izosimov

		Name:	Alexander V. Izosimov

		Title:	Chief Executive Officer and General Director

OJSC <VimpelCom> 8 Marta str., 10, bldg. 14, 127083, Moscow, Russia	Phone +7 (095) 725 0700	Fax +7 (095) 721 0017

VimpelCom announces the signing of a US$250 million syndicated loan facility

Moscow and New York (November 23, 2005) — Open Joint Stock Company “Vimpel-Communications” (“VimpelCom” or the “Company”) (NYSE: VIP) today announced the signing of a syndicated loan in the principal amount of US$250 million (the “Facility”). The transaction was arranged by Citibank, N.A. and Sumitomo Mitsui Banking Corporation Europe Limited, who were also acting as bookrunners for the financing. The Facility is a three-year unsecured syndicated loan, consisting of a US$147 million revolving loan (Facility A) and a US$103 million amortizing term loan (Facility B). The Facility initially bears interest at a rate of LIBOR plus 1.5% p.a. for Facility A and LIBOR plus 1.65% p.a. for Facility B. The interest rate adjusts based on the Company’s credit ratings. Facility A is available for drawing for thirty five months following the signing date and Facility B is available for drawing for six months following the signing date.

VimpelCom intends to use the net proceeds of the Facility towards the development and expansion of the Company’s networks and for general corporate purposes, including refinancing existing indebtedness.

VimpelCom is a leading international provider of mobile telecommunications services in Russia and Kazakhstan, with newly acquired operations in Ukraine. The VimpelCom Group’s license portfolio covers approximately 200 million people. Geographically it covers 78 regions in Russia (with 136.5 million people, representing 94% of Russia’s population) as well as the entire territory of Kazakhstan and Ukraine. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange (“NYSE”). VimpelCom’s ADSs are listed on the NYSE under the symbol “VIP”.

This Form 6-K contains “forward-looking statements,” as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements relate to the Company’s use of the proceeds and its ability to make draws under the Facility described above and are based on Management’s best assessment of the Company’s strategic and financial position and of future market conditions and opportunities. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of unforeseen developments from competition, governmental regulations of the wireless telecommunications industry, general political uncertainties in Russia and the CIS, general economic developments in Russia and the CIS, litigation involving third parties or our shareholders, including challenges to the authorization of the Company’s acquisitions and capital investments, and other factors. As a result of such risks and uncertainties, there can be no assurance that the effects of competition or current or future changes in the political, economic and social environment or current or future regulation of the telecommunications industries in Russia or the countries of the CIS will not have a material adverse effect on the VimpelCom Group, and there can be no assurance that the Company will be able to comply with the conditions to make drawings under the facilities described above or will be able to use the proceeds from the facilities described above in the manner described in this Form 6-K. There can also be no assurance that the Company will draw the full amount of the facilities described above. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2004 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this Form 6-K, or to make corrections to reflect future events or developments.

For more information, please contact:

Valery Goldin VimpelCom (Moscow) Tel: 7(095) 974-5888 investor_relations@vimpelcom.com	Ian Bailey/Michael Polyviou Financial Dynamics Tel: 1(212) 850 5600 mpolyviou@fd-us.com